# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PASSAGE BIO INC, CIK 0001787297
CUSIP: 702712100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: One Commerce Square, 2005 Market Street, 39th Floor, Philadelphia, Pennsylvania (PA), 19103
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002024532

## Reporting persons
- Erste Asset Management GmbH: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Austria (C4); does not affirm membership in a group (box b); sole voting power 2,960,800; shared voting power 0; sole dispositive power 2,960,800; shared dispositive power 0; aggregate amount beneficially owned 2,960,800 (5.4% of the class)

## Item 1. Issuer
Name of issuer: PASSAGE BIO INC
Address of issuer's principal executive offices: One Commerce Square, 2005 Market Street, 39th Floor, Philadelphia, PA, 19103

## Item 2. Person Filing
Name of person filing: Erste Asset Management GmbH
Address of principal business office or, if none, residence: 1100 Vienna, Am Belvedere 1
Citizenship: Austria

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Non-U.S. institution

## Item 4. Ownership
Amount beneficially owned: 2960800
Percent of class: 5.40
Sole power to vote or to direct the vote: 2960800
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2960800
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Non-U.S. institutions is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Erste Asset Management GmbH: /s/ Winfried Buchbauer, Winfried Buchbauer, Member of the Management Board (11/14/2024)